United States securities and exchange commission logo





                          April 29, 2024

       Adam Mendelson, Ph.D.
       Chief Executive Officer
       Vivani Medical, Inc.
       1350 S. Loop Road
       Alameda, CA 94502

                                                        Re: Vivani Medical,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 22,
2024
                                                            File No. 333-278869

       Dear Adam Mendelson:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Juan
Grana at 202-551-6034 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services
       cc:                                              Adam Johnson, Esq.